Exhibit 99.1

2016-09-27

PRESS RELEASE

Communiqué from Oasmia’s Annual General Meeting 2016

Oasmia Pharmaceutical AB (publ.), with VAT no SE556332-667601, held its Annual General Meeting for the fiscal year 2015/2016 on Monday, September 26, 2016, where and the following main resolutions were made. For detailed information about the content of the resolutions, see the complete notice for Annual General Meeting which is available on Oasmia’s website www.oasmia.com, together with the complete proposals for the resolutions below.

Establishment of Balance Sheet and Income Statement

The Annual General Meeting established the Balance Sheet, Income Statement, Consolidated Accounts and Financial report. It was resolved that the share premium reserve of SEK 941 960 675, accumulated result of SEK -489 921 393 and result for the year SEK -141 673 259, in total SEK 310 366 023, shall be carried forward.

The Board of Directors and auditors

The Annual General Meeting discharged the Board of Directors and the Chief Executive Officer from liability for the fiscal year 2015/2016. The resolution also included the Members of the Board who resigned during the year. The Annual General Meeting made a resolution that the Board shall consist of six regular members without deputies. The Annual General Meeting re-elected the Board members Julian Aleksov, Bo Cederstrand, Horst Domdey, Alexander Kotsinas, Hans Sundin and Lars Bergkvist. Julian Aleksov was elected as Executive Chairman of the Board. Ernst & Young AB, with principal auditor Fredrik Norman, was elected as auditors.

Remuneration to the Board and auditors

The Annual General Meeting established that a member of the Board, not employed by the company, shall receive remuneration amounting to SEK 150,000. The Chairman of the Board shall receive payment of SEK 175,000. Remuneration to a Board member may, by special agreement with Oasmia Pharmaceutical AB, be invoiced by a company wholly-owned by the Board member. In that case, the invoiced fee will be increased by the amount of social security contributions and VAT. Remuneration to the auditors shall be paid according to bill.

Guidelines for remuneration to senior managers

The Annual General Meeting approved the guidelines for remuneration to senior managers proposed by the Board.

Nomination committee

The Annual General Meeting approved the proposal concerning criteria for the selection of a nomination committee for the Annual General Meeting 2017.

The Board’s proposal for the authorization of repurchase and transfer the company´s own shares

The Annual General Meeting made a resolution to authorize the Board of Directors to resolve to repurchase, on one or several occasions prior to the next Annual General Meeting, as many shares as may be purchased without the company’s holding at any time exceeds 10 per cent of the total number of shares in the company. The shares shall be purchased on NASDAQ Stockholm and only at a price within the price range registered at any given time, i.e. the range between the highest bid price and the lowest offer price.

The Board of Directors was also authorized to resolve, on one or several occasions during the period until the next annual general meeting, to transfer all shares held by the company, via NASDAQ Stockholm or in connection with the acquisition of companies, businesses or parts thereof on market terms, however, not to a price lower than the current stock market value. Transfer of shares on the NASDAQ Stockholm may be made at a price within the price range registered at any given time, i.e. the range between the highest bid price and the lowest offer price.

Authorization for the Board to propose new issue of share, warrants and convertibles

The Annual General Meeting made a resolution, in accordance with the proposal by the Board, to authorize The Board to, on one or several occasions for the period up to the next Annual General Meeting, resolve on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights and/or an issue in kind or an issue by way of set-off or otherwise on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The board of directors shall however not be entitled to make resolutions which entail that the share capital is increased with more than SEK 3,500,000.

The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price which connects to the stock price at the time of the issue, decreased by a market rate discount that the board of directors deems necessary (if any).

Other information

For the sake of clarity, no other new information, not previously communicated to the market, was released at the meeting.

For more information, please contact:

Mikael Asp, CEO

Tel: +46 18 50 54 40

E-mail: mikael.asp@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.15, CET on September 27, 2016.”